Filed by ARM Holdings plc
pursuant to Rule 425 under the Securities Act of 1933
Commission File No.: 000-29644

Subject Company: Artisan Components, Inc.
Commission File No.: 000-23649

The following is a direct transcript of a conference call held by Arm Holdings plc (“ARM”) on August 23, 2004 at 9:30am BST.

  Presenters
  Robin Saxby, ARM Holdings
  Warren East, ARM Holdings
  Tim Score, ARM Holdings
  Mike Templeton, Artisan Components

Robin Saxby

When it comes to the Q&A, Mark will be available to join in and also for the conference call. So why did we want to surprise you on a Monday morning? The reason is it’s all to do with timing, share prices and that sort of thing. A lot of people have been doing a lot of work over the weekend, I suspect some lawyers are still working as we speak.

Why this deal? I’m not going to say very much but I actually believe this deal is very strategic. I’ve met and know well Lucio Lanza who was the chairman of Artisan. Warren and Mark Templeton who are the two CEOs have practically been living together over the last few weeks. We have been partners with Artisan for many years, and the reason why this deal is significant is as follows, I go back in time. When we started ARM, everybody was talking about RISC microprocessors being about MIPS – millions of instructions per second and performance, and when we said we’re going to get RISC microprocessors in mobile phones, people said to me “what are you going to do that for? Everybody know that RISC microprocessors are for workstations, and we invented the term MIPS per watt – millions of instructions per second per watt of power consumed, and that’s pretty obvious what that means today when we look at what’s happening in the mobile phone landscape.

If you look at Artisan and ARM, they are two of the leading cash generating, profitable IP companies. I guess Artisan in revenue terms is about number 4 in the IT space and ARM is number 1. We have entirely complementary products. Artisan is very focused on transistors, getting the performance out of those transistors whether that be speed or power consumption, and as we go to deep sub-micron technology, the need to get down to the transistor level is of significance again as I said in the past with MIPS per watt. We believe we have a strategic advantage of taking these two businesses, bringing them together and making 2+2 greater than 4 in terms of revenue generation, in terms of synergies of the people – again we feel good about this because at all levels of the company, whether that be sales, engineering, executive level etc – people get on and we have the same chemistry and the same view of the market. Again we’ve had meetings in New York and also in the UK – we have the same strategic position. Our landscape is changing in our industry and we believe these are two powerful players, and we believe for both sets of shareholders we can get a fantastic result.

With that it’s my pleasure to hand over to Warren. Thank you.

Warren East

Thanks Robin. Good morning everybody. I’ll start with being just a little formal and say this presentation is being webcast and the slides for this presentation are on our website. Those slides and the associated press release contain our standard normal safe harbour wording regarding forward looking statements, so I’m not going to read through or even talk any more about slides 2 and 3 in the presentation, but I draw your attention to those slides. For those listening on the line, I draw your attention to those safe harbour wordings on the forward looking statements.

With that we’ll start with a brief overview of the transaction and then I’m going to summarise the strategic benefits, and then Tim is going to talk about the financial implications.

The summary of the transaction – it’s a share and a cash transaction with $225m of cash with the remainder in shares. The value is approximately $910m. By the time this transaction is completed, Artisan’s shareholders will theoretically have about ¼ of the combined group. It is very much going to be a combined group, and two of the leaders of the Artisan team will be joining the board of ARM Holdings plc subject to approval at the shareholder meeting.

The way in which the deal will take place is Artisan shareholders can decide whether they want to take cash, whether they want to take ARM ADS’s – Artisan is a US based company, or ARM ordinary shares, or some combination and there will be a pro-ration mechanism should one or other of those means be oversubscribed.

The funding as far as cash is concerned is from our existing cash resources and Tim will talk a little more in detail on that. We expect this agreement to close sometime in the fourth quarter this year, it’s subject to normal regulatory and other customary closing conditions and that takes some time. During that time of course the team at ARM and the team at Artisan will be able to work on planning what’s going to happen in more detail afterwards.

Let’s just take a very high level look – for those on the call I’m on slide 7 – a high level look at the rationale for this transaction. We end up with a much broader IP offering, and when we looked at the Artisan IP offering and the ARM IP offering, it’s very complimentary but it targets the same sorts of semiconductor products. If we look at the Artisan sales channel and the ARM sales channel, they are also very complimentary and there’s a strong overlap in behaviour amongst those customers but they’re very complimentary when you lay them side by side. Artisan works very much with the design teams in Arm’s customer’s customer and with a foundry, ARM can concentrate very much on the semiconductor manufacturers.

I’ll talk a bit more about those sales channels and the broader IP offering in a bit more detail in a moment or two, but the essential point of the top two bullets on the slide is about getting better market coverage through providing more products to the same customers and also having more customers for the same products.

Our third bullet is about our ability to deliver better products – in particular as we move deeper into the sub-micron world and semi-conductor process technology becomes more complex then we need to have a much closer linkage between the systems IP and the physical IP, the implementation, working with the transistors. Putting the two teams of technologists together enables us to create even better products.

The last point is: as a business Artisan itself…when we look at Artisan we find a business model which is highly complimentary to ARM. Like ARM, Artisan is profitable and very cash generative. Talking to investors over the last month and years, we’ve always said that in the silicon IP business it’s actually quite difficult to be profitable in the way that ARM is and Artisan is one of the few silicon IP companies that has actually been able to execute this on a consistent basis very well. It’s an attractive company from a financial point of view.

Now moving on to slide 8. A quick reminder for those…I know people in the room are very familiar with ARM but a quick reminder for those who may be listening, an overview of ARM – we provide microprocessor IP. The company was founded in 1990 and we became a public company in 1998. We have 20 offices around the world, Cambridge is the largest of those offices where we’re based. As of the end of the last quarter we had 763 employees We’ve hired a few more since we spoke to you in this room a few weeks ago. We have 130 semiconductor licensees as of the end of the last quarter who between them have 300 microprocessor core licenses and 60 of those semiconductor licensees are shipping ARM powered products at the moment at a run rate of between 1.1 and 1.2 billion units per year.

That’s an overview of ARM. I’m going to talk a little bit about Artisan although I’m sure Mark Templeton would be able to do a much better job were he here in body as well as spirit. Artisan provides the physical IP for SoC design, the building blocks. It was founded just after ARM in 1991 and like ARM became a public company in 1998. Artisan headquarters is in Silicon Valley, just up the road from Arm’s office in Silicon Valley. They have 340+ employees, about 290 of whom are based in the UK – both in Silicon Valley and in Southern California in San Diego. Artisan are a little ahead of ARM in terms of having a design centre in India where they have about 40 employees. The Artisan business model is slightly different from ARM, even though it’s based on licensing and royalty – I’ll come to some detail on that in a moment, but there are thousands of design teams around the world today using Artisan technology from over 2,000 different companies. It’s a very high quality business, it’s growing. We expect it to grow in revenue terms by 30% this year. It grew by 80% last year, it has an operating margin at the moment of about 30%.

If I come now to talk in a bit more detail about the transaction rationale. The IT market is a very exciting opportunity. I know many of us have talked before about the semiconductor business and the fact that it’s changing in structure all the time. The foundries are becoming more important, specialist semiconductor manufacturers are becoming more important and IP players are becoming an increasing influence on the semiconductor industry. So it’s a very exciting time to be talking about intellectual property in the semiconductor industry, and here you have two very high quality players in the IP space, number 1 and number 4 combining. They are combining with a complimentary product portfolio which fits well together and makes a very complete offering for system designers who are building real chips – the sort of chips that we talk to you about based on existing ARM technologies.

The sales channels are also complimentary and the two technology teams between them will be able to deliver better design solutions. As you get to deeper sub-micron, it’s harder to build digital systems. Being able to integrate products more easily enables designers to bring products to market much quicker, thereby we provide an enhanced user experience for those designers and at the same time the technology that we’re actually delivering can take advantage of the transistor skills and the ARM microprocessor design skills to make sure they’re well matched.

As with ARM, Artisan doesn’t do it all on its own. Artisan has a third party community like ARM, and putting the two third party communities together, not just customers and customers’ customers, but a whole community of people providing products and services and related business. It’s a good thing and provides wider choice.

Let’s have a quick reminder. I’ve presented this slide to you a couple of weeks ago so we’re not going to dwell on it for very long. A reminder of the strategic context. We’re at a time where more and more digital systems are getting to be familiar objects for ordinary individuals like you and me, at home or in the office or wherever. ARM provides technologies to enable those digital systems to be created. We provide compute engines, we provide silicon and systems IP tools and software, and the thrust of our technologies is all about providing excellent power efficiency and low system cost to enable proliferation of these digital products. Now the Artisan products are all about the silicon and systems IT and so it that’s part of our business that this acquisition fits in to.

The technology drivers for Artisan technology are very similar to Arm’s in terms of excellent power efficiency and system costs. Our business is all about standards. We develop standards and we enable our partners to create the differentiated products for the applications which we target. Artisan’s philosophy is exactly like Arm’s, they provide standard technology and generic building blocks which are applicable to a wide range of different applications, customers and products, and in fact our own surveys of potential Arm’s based customers and ARM customers show that Artisan has a very high level of awareness and increasing level of usage amongst those sorts of customers. So a very similar philosophy on the business there as well, and their goal is to make Artisan technology part of all digital products possible, very strong alignment there with Arm’s goal of making Arm’s technology the heart of all digital products.

Now this is new slide. When I showed this slide a few weeks ago it was a different shape, it was a cross, but we’ve reconstructed it to hopefully make the message a little bit easier to understand. This is a description of Arm’s businesses and how they fit together. We start with Arm’s microprocessor core, the computer engine, the platform at the heart of digital products and we build around that architecture, competitive barriers which are built by providing value around the architecture. We provide value in terms of systems and silicon IP, and that is the area of the business into which the Artisan business that we’re buying actually fits. We also provide additional value through tools and through software –together today the microprocessor, the computer engines represent 75% of Arm’s revenue and the other businesses account for the other 25% of Arm’s revenue. This acquisition of Artisan components will provide a significant boost to the systems IP and the silicon implementation IP part of Arm’s business.

We don’t do it all ourselves, we have silicon partners, we have tools partners and we have applications partners and these circles are shown overlapping on the diagram and all overlapping the computer engine part on the diagram because tools partners work with the silicon partners, silicon partners work with the applications partners and the applications partners work with the tools partners and the value of the ARM business is about this tremendous interaction between these members of the community, and in creating that community we also erect a very substantial competitive barrier around the architecture. The acquisition of Artisan is a substantial boost to both the systems and silicon IP business and is substantial proof that there’s a competitive barrier in that area.

So just a quick reminder on Arm’s product reach. Arm’s product reaches from basic computer engines, microprocessor cores through systems IP, an aspect close to the core, through wider systems IP like our PrimeXsys product solution through things like some application specific blocks that we do in parts of the P4, things like 3D graphics blocks, cryptographic blocks, high speed communication and so on through some of the system IP that we provide ourselves like AXI memory controllers through ingredient technologies like TrustZone, our security technology we’ve talked about, Intelligent Energy Manager and so on, right up into the software world where we provide software and we work with leading software companies around the world and out into the connected community – that is the ARM product portfolio.

If we look at the Artisan product portfolio which again I am sure Mark Templeton could do a better job of describing than me, the picture looks quite similar but this is from the silicon down if you like, rather than from the microprocessor up. There is a parallel design community out there with design tool providers, other IP product providers and service providers, very similar to the ARM community. There are semi conductor manufacturers, the foundries and Artisan are signed up with 18 plus foundries. ARM if you will remember in our foundry programme has direct relationships with 9 foundries at the moment.

As far as actual design teams are concerned Artisan works with thousands of design teams with over 2,000 companies around the world. Their product portfolio is in these boxes down here – these colourful boxes are the basic building blocks of the Artisan product portfolio. The logic cell library, that is the cornerstone of Artisan’s IP business analogous to Arm’s microprocessor core in terms of being the cornerstone of their business. Then they have other types of components: memory, mixed signal IP to enable [unclear] systems and IO cells. Then they have different flavours of these types of technology – the advantage flavours are all about tailoring. The metro flavours are all about power consumption and efficiency, and then they have a couple of other product portfolio areas aimed at more application specific solutions.

If I look at that graphically, what we are trying to do here is show how putting those two product portfolios together, how that might look in the real world. So here’s a representation of a real chip, that you can actually see doing something and you can see several layers. There is a silicon layer underneath, and this is a semi conductor companies or the foundries; and then you have the Artisan IP layer which are the building blocks that enable system level IP like the IP provided by us to implemented on the silicone. Then going above the ARM system level IP you have software, some of which is available from

ARM, some of which coming from the software companies that we work with and together that whole thing is a real operating digital system.

So that’s how the different types of IP fit together in a real world example and that chip might be…I see that this particular chip’s got an operating system, some middleware, some 3D graphics software from Java, another application – I would guess that’s probably meant to be an applications processor in a mobile phone but it’s showing that the Artisan IP is equally applicable to that sort of product.

Not so graphically putting the two together, we get a very broad IP product offering, we get complete solutions. There is value in integrating them together, value in integrating the sales channels and value in integrating the technology, and a huge expansion in the stickiness and the competitive barrier of the third party community. Now I’ve talked about sales channels so we’ll talk about sales channels a little bit more. People are I think familiar with Arm’s sales channel where we work with OEM customers to our segment marketing teamwork with OEM customers who understand their needs to make sure that we design the right IP. They work hard at designing that IP into these OEM customers. We work then closely with silicon partners, EDA partner’s, operating system partners and so on, and all those partners work together to make a complete solution. That’s the ARM sales channel and 80% of Arm’s revenue is actually derived from commercial relationships with the silicon partners.

The connected community is all those other partners sat around there and you can the ARM connected community continues to grow, is extensive with over 250 players at the last count. If we look at the Artisan sales channel it looks a bit different. They’re working with design teams with over 2,000 different companies, but the channel is somewhat more indirect, so Artisan licenses its products to design teams in OEM customers, designers at design houses, travellers companies, IDM’s and so on. These designers have access to use the Artisan’s IP.

Semiconductor manufacturers and via the semiconductor manufacturers on this slide they mean foundries like TSMC, UMC, Chartered, IBM and so on have access to the IP to manufacture the silicon for the design teams down on the bottom of the slide. So it’s a slightly more indirect sales channel, it’s rather like the ARM picture where I have the ARM picture with the OEMs and the ARM people working with the OEMs and designing ARM technology into OEM’s; and then ARM having a commercial relationship with a semi conductor companies. This diagram is turned to 90° compared with the picture you saw a moment ago for ARM, and here it is showing the Artisan license manufacturers, the foundries supplying chips through to the design teams in much the same way as ARM earns money when a semiconductor company supplies a chip to an OEM so Artisan earns money when a foundry supplies a chip to an OEM or an established semiconductor company that’s going to sell that product onto OEM.

So similar and analogous business models but not identical – actually quite complementary because the commercial relationships are predominantly with other people. The synergy opportunity here is to push over these sales channels and have ARM technology through Artisan sales channels and Artisan technology into the ARM sales channel. We end up with a combined picture a bit like this where we have our segment marketing in the same way providing the ultimate market pull for all this technology and we have one unified sales channel which is enhanced in providing much easier access to ARM technology.

We’ve had so far two bits of a rationale for this particular deal. There’s a broadening IP portfolio, there’s the combination of the sales channels. The third element is all about combining the two technology teams to create better products and here is an example of how the two technology teams work together to provide better products. You have ARM providing for example IEM enabled processes like 1176 with the Intelligent Energy Manager, and that isn’t a totally hardware solution. You will be aware that’s a part hardware, part software solution. There is a software component there as well. Artisan, being driven as well by things like low power as well as performance provide low power components, provide analogue components that sit in the system targeted at low power, memory components targeted at low power and so together the power saving for the end customer is achieved through the microprocessor architecture, but the microprocessor architecture tightly matched to these components from Artisan which are optimised for implementation within the silicon. With that I will hand over to Tim to go through the financial highlights of the transaction.

Tim Score

Thanks Warren, good morning everybody. Warren has actually touched on a number of the business model issues and those have some financial implications which I would like to touch on and talk a little bit about the deal financials as well. The exciting thing about this combination from our standpoint is that not only are the company’s products complimentary but also the revenue streams and therefore the profitability potential is also complimentary. We have the same business model through licensing and royalties, but the key with Artisan is they are earning their license revenues and their royalty revenues from a different audience that we’re earning ours. They are earning their license fees predominately from foundries and they are earning their royalties predominantly from foundries whereas you know ARM earns its license revenues from semi-conductor companies and also its royalties from semi-conductor companies. The ability to grow these revenue streams is very much a complimentary one and we’re not trying to source money from the same entities within the industry.

If you look back apart from one rather significant blip for ARM in 2002, both these companies have had unprecedented revenue growth. Warren mentioned that Artisan are expected to grow about 30% this year, year on year. They grew 80% last year from a lower base and if you look going forward you could say that their business model is actually in a very early stage of its development and the royalty component, a little bit like ARM two or three years ago is just now beginning to kick in. From a stand alone basis there is significant revenue growth in both companies, but the reason this combination fits easily together is really for enhanced revenue potential. This is not a cost synergy deal per se –yes, there will be cost synergies arising from Artisan no longer being a public company and yes, there will inevitably be some implication of some effort, particularly in the [unclear]. This deal is all about revenue synergies through the channels and through the product offering that Warren’s been talking about.

We have increased scale in terms our interface with our customers and I think importantly going forward, although there is a $225 million cash component to the consideration, the combined entity post completion of this deal will have cash in excess of $170 million and therefore a good platform on which to build. Both companies have a strong history of cash flow and we can see that continuing through. At this point down here expected to be non-dilutive post integration – this is probably a key point in terms of this transaction. This deal is expected to be earnings neutral purely on the benefit of the cost synergies I just talked about, single digit millions cost synergies arising from the elimination of a public company. This deal has been structured so that all revenues synergies that we have been articulating are upside to this deal and that is our expectation.

Just looking at the companies themselves in a bit more detail, these numbers are our last 12 month numbers to 30 June 2004 which is obviously the last period that both companies reported externally and you’ll see similar revenue streams: ARM $93 million in licensing, $87 from royalty and $54 is from the development systems and our other revenue lines; $235 million 92% gross margin and a profit of $51 million, with 21.8% in the last 12 months as the ARM follows you will know of course that Arm’s operating margins is on an improving trend. It was 23.8% last quarter and increasing as license revenue growth continues and as the royalty growth you mentioned in maintained and if you look at the Artisan profile, it’s quite similar, the $58 million of licensing and $25 of royalty, gross profit is a slightly different business model in terms of pure gross profit. There is more engineering time that goes into cost of goods for Artisan than it does for ARM and you’ll see down the bottom here they are already earning an operating margin in the last 12 months of 25.9%, if you actually look at their last quarter, the Artisan last quarter results were showing a margin of nigh on 30% and that is expected to increase as royalty momentum grows. So purely on a simple mathematic basis if you put these two companies together you actually get a operating margin and a combined entity even without revenue synergies or modest cost synergies there is in excess of ARM stand alone margin for the last 12 months.

Looking at the balance sheets because both companies have had consistent records of revenue growth and profitability and that both their models lend themselves to strong cash generation. At the end of June ARM had cash of just over $300 million on its balance sheet, Artisan $140 million and as I say after this deal the combined entity is still going to have an extremely robust and strong balance sheet in which to build and go forward. I think you are going to sum up Warren.

Warren East

Yes, I’ll sum up if you like.

Tim Score

And then we move to Q&A.

Warren East

It’s a very simple summary. Everybody’s familiar with ARM’s business, putting ARM technology into as many digital things as we can over a period of time. We’re also interested in driving up the average return that we make from everyone of those ARM powered digital products that get shipped and where we’re going to do that is by delivering more values into everyone of those ARM powered products that get shipped and so this acquisition is a way of broadening our IP offering to deliver additional value on top of all of those devices. Additionally, it enables us to have a much enhanced sales channel, Artisan has excellent relationships with the very designers whom we don’t have relationships with and enables us to produce better products by combining technologies, more tightly matching our IP designs to the implementation IP and the semi-conductor process technology and as Tim has just articulated, this business has a very compelling financial profile. With that, that’s the summary, I’ll hand over to Robin now to chair the question and answers.

Robin Saxby

Thank you Warren. What I thought we would do and this is an experiment, we haven’t done this before. We have Mark Templeton listening to this and this is a test of the technology because we want Mark to be able to answer some questions. The first thing I’m going to do before I take questions from the floor, Mark we’ve got quite a few people here that we know quite well, who are the analysts from this sector and they’ve given us a good turn out from a wet Monday morning in the UK. Mark can you just confirm that you can hear us and do you want to may be just add your flavour to what Tim, Warren and myself have just said.

Mark Templeton

Well I think you’ve done a very good job, I can you hear you quite clearly and I’m not sure if it’s raining in California or not, as it’s the middle of the night. But I do think we’re extremely excited about this opportunity and some of the key messages were given very well by Warren, but probably the most important message to us, is that we do earn our revenue in some ways from different people or different value parts in the industry which makes this a very exciting combination.

Robin Saxby

Thank you Mark and congratulations by the way. I’m glad the lawyers are behaving themselves.

Mark Templeton

Thanks for your help.

Robin Saxby

Right, first questions from the floor. You’ve got microphones, so whoever gets the mike gets the question. Oh, by the way for Mark’s benefit in particular could you just announce who you are?

Keith Woolcock, Westhall Capital

Keith Woolcock of Westhall Capital. You haven’t actually talked about the end market detail. When we look at ARM, roughly 70% or 80% of your business comes from the mobile industry, (1) could you just give us some similar break down for Artisan in terms of where their end markets? (2) What is going to be the actual mechanical process of integrating these two companies? For instance what will happen to the head of the engineering teams, the technology research teams at Artisan, will they be reporting to ARM’s people or will it be vice versa? And have you already figured out who’s actually going to be leading the integration basically? And (3) is there any relevance into the timing of this acquisition, why now and why not in three months time, and why not three months earlier? How long have you been thinking about this?

Robin Saxby

Very good Keith, okay, Mark may be you could answer the first question which is the flavour of Artisan’s business and end segments where the revenue comes from. I think Keith was referring primarily to our royalties which is definitely skewed in the wireless direction.

Mark Templeton

Yes, absolutely. If we look at our market, we work with about 2,000 different companies that use our products actively for IP design today. The break down roughly if I look across the 2,000 companies on the order of 10%-15% are doing graphics or imaging design, so digital cameras, PC-graphics, game graphics, chips, are roughly 25% are involved in computing in someway PC Chips, disk drive controllers and those kind of applications. Roughly another 25% probably to 28% are in consumer and consumer’s definitely been our fastest growing segment over the year. The balance would probably be wireless networking, industrial controls and those kinds of markets.

Robin Saxby

Thank you for that Mark, Warren will now talk about the integration of the business and the mechanical process.

Warren East

I’ll talk about integration. As far as process is concerned, we can’t actually start integrating until this transaction is completed and we expected it to be completed sometime during the fourth quarter. We can however work on the implementation plans. There is an integration team from both companies and that’s led by an ARM employee who is currently based in California. In terms of where we end up, as far as organisation is concerned, we’re currently envisaging the Artisan business will be a business unit within ARM, very similar to ARM’s current development systems business unit, our tools business unit. Our tools business unit has a general manager, has operations people, marketing people, a separate engineering organisation and so on. And overlaid across those business units in ARM at the moment, then there’s connectivity across functions. So there are some shared functions like HR, finance and so on and there’s also a co-ordination effort in terms of engineering, marketing, common sales channel. We are expecting exactly the same thing for what will become, we probably won’t call it the Artisan business unit, Artisan will be retained as brand like ‘Real view’ is the brand for our development systems but that business unit will have its own general manager and Mark Templeton is going to continue to run that business. It will have its own marketing people who are the existing marketing people today and there will be linkages in terms of cost and marketing, engineering and so on. The sales teams will be united. The way our sales work at the moment is that the united regional based sales team with product specialists, so the sales teams will be united but there will be product specialists associated with the Artisan technology. I think I’ve answered all the questions.

Robin Saxby

Maybe I can add an extra dimension as has already been mentioned, both Mark who is on the call now and Lucio Lanza who is the venture capitalist and chairman of Artisan who joined onboard. Lucio has a background in chip design. He is Italian originally from Olivetti, he moved to California, worked for himself. He also has worked in the EDA industry. We believe these two individuals bring a lot of skill and balance to ARM’s board as well. I think the other thing is in practising detail, the sale teams of the two companies are already talking to each other, working on the file of customers. There is a plan today to phone the important people and so on. I think this is where I personally feel good, I think at every level you’ve got those natural relationships. Again our two engineering teams have worked together for several years. I think it’s a no-brainer really for these teams together, obviously the devil is in the detail.

Another up side for us is the design centre. In Bangalore, Mark maybe I can ask you a favour. Can you just say a bit about your design centre in Bangalore please?

Mark Templeton

Absolutely. We opened a design centre in Bangalore. I’d say on the order of a year ago, perhaps not quite that long. We have a facility that’s fully equipped with backup generators, we’ve done the networking – everything you need to do business in Bangalore. We’re built up for about 160 employees, today we have 40 employees. That operation is run by a director level manager that was working here in Artisan California and moved back with his family for several years. We’ve had several Indian engineers move back there to give us continuity. The team there is absolutely fantastic. We’ve been very pleased with the results and the efficiency of the operation. We look forward to growing.

Robin Saxby

Thanks Mark. I think another question Keith was timing and why now? There are times to do things - planning is everything. Obviously there are other people who can buy companies who can compete with us and we happen to feel in a pretty strong position when some other people who might want to buy this business are perhaps in a weaker position. Timing is everything, but it isn’t because of that it’s happened now – it happens when it happens, but I think there are some advantages at this particular point in time for getting the deal done.

Sandeep Deshpande, Dresdner Kleinwort Wasserstein

Mark, actually a question to you. Can you explain possibly what your licensing and royalty model is? We understand the ARM licensing and royalty model. Can we talk about what exactly royalty means in a seller licensing cell library? Who pays these royalties, how these come in - just understand that. I have a follow up question.

Mark Templeton

There are some similarities but also some differences with ARM. We use several different business models. In fact some of the models we use are very similar to ARM but the majority of our revenue comes from a model that’s uniquely different. We license our products to manufacturers, companies like TSMC and UMC Charter. They’re actually essentially paying us to qualify our products on their manufacturing process, as well as buying a right to manufacture Artisan base chips. Once we have that license in place with the manufacturer we then distribute our products to thousands of design teams and we do not charge the design teams to get access to our products. They have to sign certain license agreements, we have certain covenants and things that they have to promise. When those design teams finish a design and its manufactured at one of our licensed foundries, that foundry then pays us a running royalty. Standard yield terms for us are 2½% royalty on what the manufacturer sells a wafer for to their ultimate customer. We operate with a royalty basis at manufacturers, and we think in terms of wafers as opposed to chips.

Sandeep Deshpande, DKW

So you get a royalty per wafer manufactured?

Mark Templeton

Correct.

Sandeep Deshpande, DKW

Can I understand on the library business itself? What is the level of lock-in? We as investors here have understood the key reason that people like ARM is because of the lock-in associated with the micro-processor and the vendor. What is the level of lock-in with the foundry and Artisan?

Mark Templeton

There are really 3 different lock-in points that we think about. I should be fairly careful answering this question because we never want any of our manufacturers or customers to feel in any way stuck – locked in. I think if I look at the value points, design teams that use our products use them with a very large environment of design tools. There’s a tremendous amount of integration that we deliver into those tool environments. Users will write some of their own integration with their tool environments. That becomes very sticky. It means that if they change from my products to maybe a competitor’s products they have to redo that integration which adds both delay and risk. That’s the first answer.

The second answer is why would a foundry license from us? The foundries generally don’t design chips, they’re not using our products directly but they recognise that we’re working with thousands of design teams at more than 2,000 companies. So a foundry will license from us to attract those designs from our user community. It’s a little different view of community with both a [real] large community, manufacturers essentially pay us a license and a royalty to access that community.

The third point is why does that community once again stick with us? It’s because we give them such incredible source ability. They can design with a standard Artisan solution and get to more than 18 different manufacturers which lets them find the capacity they need, the best process, the best price etc.

Michael Blogg, Arbuthnot Securities

On the connected community slide that Artisan appears up near the top left hand corner, are there other names on that slide that risk being alienated or pushed away as a result of your closer relationship between ARM and Artisan? In other words, competitors of Artisan who also appear on that slide.

Warren East

It’s true that there are other suppliers of analogue IP. There are other suppliers of cell libraries and the sorts of components that Artisan provides. I don’t think we face a significant risk here. I think this is a bit like, again I come back to our development systems business where we today have a share of the development tools market, but at the same time we provide such a huge market opportunity for other development tool suppliers that they are developing products to service the remaining 70-80% of the ARM tools market. Similarly with the cell library components and other analogue components and so on that Artisan provides, they represent a share of the business associated with ARM base chips. We continue to provide a large market for other competitors of Artisan and really it’s a question of how attractive the ARM based business is to those companies. Providing we continue to reinforce this with the [vast] community it will continue to be attractive for them.

Michael Blogg, Arbuthnot

Can I ask the same question the other way round to Artisan? Whether they see any risk of alienation of any of their licensees.

Mark Templeton

I’m sure I’ll have some interesting calls in the next 24 hours or so. We certainly work with ARM competitors on a regular basis. I think the answer would be somewhat the same. I think that if our user has selected perhaps a different process or architecture for certain designs, we want to be able to work with those companies and continue to offer the value. I do expect over time though we’ll be developing products that interoperate most effectively with our own processors, but nonetheless would like to maintain our relationships with others, just to give our customers choice.

Warren East

If I could just chip in on there. That same dynamic exists today where we freely support customers who want to build, say MIPS-based products around our Amba infrastructure. That exists today and we take the view that we’d much rather have those customers working with the Amba infrastructure, so we’ll support them with their MIPS-based designs and the same will apply with their Artisan IP.

Michael Blogg, Arbuthnot

Thanks very much.

Simon Schafer, Goldman Sachs

Just a question for Mark maybe as a follow up. Could you maybe give us a bit of a breakout if you could on margins between royalties and licenses? Is that a similar split to what ARM is doing right now, or do you expect that going forward?

Mark Templeton

Right now I think the royalties – I don’t have a financial spreadsheet in front of me – but I believe the royalties are probably in the neighbourhood of 36-38% of our total revenue. Our margin on royalties is essentially 100%. We have a small cost of audit but otherwise our view is that royalty growth is bottom line growth.

Simon Schafer, Goldman Sachs

Looking two years out – how would you expect that breakout to look?

Mark Templeton

I think we would expect the royalty as a percentage to increase to the point where some day we would expect the royalty to cross over the license as a contributor.

Simon Schafer, Goldman Sachs

As a follow up to Warren. When you look at the acquisition, what strikes me a little bit is that obviously it’s more towards the physical IP rather than the software side. Maybe you could give us a little more flavour as to what steered your decision down that level rather than upwards to the software side.

Warren East

I don’t think it’s question of either or. Whether we express the picture as a cross or today we express it as a triangle, we believe that we want to add more value around the basic ARM core platform in all the areas of systems and silicon IP tools and software. It just so happens that today’s acquisition is all about systems and silicon IP. Last Monday we announced a much smaller private acquisition in the tool space, and actually that was between the crossover between the tools and the software space. It could be that at some stage in the future we might be talking about enhancing our software offerings.

Simon Schafer, Goldman Sachs

Thank you.

Kirsten Parker, Morgan Stanley

Three questions. First of all, when you look at the PrimeXsys platforms and the Amba bus. How will this acquisition interrelate with those platforms and those product offerings from ARM.? Secondly what’s going to be the accounting methodology by which you combine the two businesses? Thirdly what will the level of integration costs be as we go through next year? Thank you.

Warren East

I’ll answer the first one and Tim answers the second two. The interaction between the Artisan technology, PrimeXsys and so on, depends on which particular parts of the Artisan technology, but things like the memory generators and the basic standard cell library will interact in much the same way as it does with the microprocessor cores. This is the layer below the ARM IP, between the ARM IP and the silicon. In terms of some of the analogue IO cells and mixed signal components, they might well become part of ARM’s PrimeXsys type offerings.

Tim Score

I’m not 100% sure what lies behind your accounting methodology question, but essentially this will be a traditional acquisition accounting situation. So there will be goodwill generated and that goodwill will be split between goodwill and other intangibles acquired.

I think in terms of the integration cost, because this is very much a revenue enhancing deal and because both entities by large other than, as Warren said, central sales force will live broadly as they do today. The integration costs of accessing them are really going to be very small.

Kirsten Parker

Sorry, you mentioned one off items in the press release and I was just wondering if they were just in terms of the cost of actually integrating that all that I was referring to.

Tim Score

You know there are two things. There are costs of doing the transaction for related taxes that occur on these events but in terms of the post acquisition integration and the steps needed to access the revenue benefits, I think the costs are very small.

Harvey Robinson, ABN Amro

Harvey Robinson, ABN Amro - a few questions if you don’t mind. Firstly, just looking at ARM’s existing business, has anything happened or changed in the visibility outlook to actually make you do this deal ie have you become less confident about ARM’s existing business going forward. Secondly, on your current trading comment, have you seen any impact of Synopsis-type slowdown as seen last week, is that just a specific comment or is the design cycle slower in general and thirdly are you going to show Artisan as a separate line in the P&L in which you complete the acquisition? Thank you.

Warren East

Well thank you. The first bit, is it anything to do with our view on our existing business? I think it is. I think in 2004 we have become much more confident about our existing business and probably in the first half of 2003 it would have been very difficult for us to contemplate doing an acquisition of this nature. Even though from a strategic point of view, I think all the same compelling reasons would have existed at that time but right now as we said to you a couple of weeks ago, we are confident in our business at the stage we are at of product cycles and so on with licensing in this year and going forward into next year. It’s a good time to do this transaction from that point of view. It is also a good time just from a much bigger picture, technology cycles, technology getting more complex and so on. The Synopsis thing last week - we were asked this question, we were talking to investors quite a lot last week about this and basically it would appear that this talk around about the semiconductor cycle and the semi-conductor cycle turning down in 2005. I am sure at some stage there will be some down turn but right now we think the current doom and gloom is slightly overcooked and I think if you look the purchasing behaviour of types of companies buying Synopsis licenses, what you seeing is a correction rather than a fundamental change of direction. You are seeing an industry coming out of a hugely deep and very prolonged down turn and the breaks have been taken off expenditure. Synopsis licenses are the sorts of things that are much more towards the discretionary end of expenditure than an ARM license and I think the synopsis licensing is a symptom of that course correction rather than fundamental change into action.

Tim Score

And the last one Harvey to be honest, we haven’t yet decided precisely how we will show the trade information going forward, I think we will decide on that when this thing completes.

John Clarke, Brewin Dolphin

John Clarke, Brewin Dolphin - Two things on the financial side. Firstly, do I take it from the structure of the offer that $220 million effectively is the maximum amount of the cash that ARM is going to disburse, whatever options are taken by US shareholders of Artisan and secondly does it have any implications for your dividend going forward?

Tim Score

The answer to the first question is $225 million is the maximum and there will be pro-ration if the shareholders in the aggregate elect for more than that there will be pro-rations, so $225 million is the maximum. I think in terms of dividend policy we will have to again, the board will decide on that, when the time is right. We’ve been saying for some while now that dividend is very much a part of the package and measures for ARM, we have heavy internal investment requirements, we have said consistently that we have M&A opportunities to execute our strategy on the accelerated basis and this is clearly an example of that but as and when we feel that we have identifiable surplus capital on our balance sheet then we obviously consider returns for shareholders if it’s in excess of our short to medium term investment requirements and I just think we will update that as we go forward in the year and when it’s completed we will give our updated views on that.

John Clarke, Brewin Dolphin

What about the dividend? Yes I’m sorry, I’m not talking about the return of cash, I’m talking about simple ongoing dividends.

Tim Score

We haven’t changed our dividend strategy as a result. In terms of ARM’s current dividend which we introduced in January, there is no change to that and you said that’s progressive and you saw it in the interim increasing by 30% and no change to that policy.

Michael Collins, Henderson

Michael Collins from Henderson. Can I first just ask a couple of small technical questions and then a broader strategic one? Firstly, are there any regulatory hurdles that you see towards doing this deal or is it to be the usual processes that you have to go through when making a US acquisition and secondly I believe Artisan has a low current tax rate. Could you comment on whether that’s sustainable going forward or whether there are any issues that may cause that to rise?

Tim Score

This is subject to normal regulatory and we expect it to close sometime during Q4. In terms of Artisan’s historic tax rate, it has been low. When we talk about earnings enhancement in this deal, we are assuming that the Artisan tax rate in the future returns to more normal levels. The earnings analysis is not based on any unusually low tax rate or indeed on their history.

Michael Collins, Henderson

On a broader measure, in terms of financials this acquisition looks pretty pricy on whatever term normal measures of return on capital and other broader strategic measures - what sort of visibility of the growth that you are getting in Artisan’s business are you able to feel confident about and how much are you looking at the future and saying that this is the opportunities and the revenue synergies which are actually going to drive the value of this business going forward?

Warren East

I think in terms of the immediate price you have to remember that this is a very profitable company which as Tim explained has been growing and is growing and will continue to grow. I think you will have to remember that as Tim said too, think about the Artisan royalties like the ARM royalties a little while ago. All of its designing have happened, it’s a relatively early stage in the Artisan royalties. In a moment Mark might like to comment a bit more about the potential for the fundamental Artisan business going forward but the much bigger thing for us is that this transaction at these levels can be completely neutral with a very, very modest cost synergies that we’ve talked about and all revenue synergies going forward will be earnings enhancing and now in the very short term those revenue synergies are going to be modest of the order of some millions of dollars but looking forward ARM has excellent channels to 130+ semi-conductor partners at the moment and we see a huge revenue synergy opportunity in converting the world to Artisan IP. Now that’s a several years project, not a next year’s project but today Artisan as Mark pointed out in his introduction on Artisan, earns its money from a different part of the industry than ARM does and we see significant revenue synergies by bringing those two sales channels together.

Robin Saxby

Mark could you add a bit of flavour to that please.

Mark Templeton

Well I think from a revenue growth point of view certainly we are very focused on growing the licensing side of our business but I do think that the real opportunity for profit growth of course will always be the royalty and in our market place I think much like ours from the time that we license a design team to the time they actually produce volume chips that could yield royalty to us, it can be several years, it can be two, three and even four years in some cases. So the royalty dollars we’re receiving today was based on work that we did three and four years ago and in some sense the royalties that we’ll be receiving over the next year or two is from work that we did a couple of years ago. Now over the last two years we have dramatically increased our customer base. It’s easily doubled over the last two years in terms of number of clients using our products. Also three or so years ago we increased our royalty rate and we have yet to see the first double rate designs to come through but those are just beginning so we should see royalty uplift from that and we have also dramatically increased the number of manufacturers that support our products and really the upside from that is still ahead of us. Many of the manufacturers have come on to the Artisan model during the last year and the really strong royalty growth is still ahead. So I do think that the business has very good coming forward opportunities.

Robin Saxby

The time to give you that is when we have completed the deal and we talk about next year’s numbers. I hope that gives you a flavour. Any more questions? No.

Stuart Adrian, Morgan Stanley

Just a couple of questions. Stuart Adrian from Morgan Stanley. A couple of questions on the Artisan business model. Is it possible to think about the licensing business in terms of an average license fees for license signed?

Mark Templeton

In a sense. We have a variety of products, each product has its own license fee. When a manufacture licenses from us, they are generally licensing, the way I think of it is a basket of products. They are kind of buying a set of Artisan products, a right to manufacture that set at their manufacturing facility. I think an average license transaction for us is probably in the neighbourhood of £3 to £4 million depending on the amount of products and what manufacturer’s intension is. The manufacturer could spend significantly more with us and from time to time they will spend less and that license is generally per process generation.

Stuart Adrian, Morgan Stanley

Ok and just a question, you made a comment about a royalty uplift, I didn’t quite follow what you were saying there?

Mark Templeton

The royalty rate that we have today is as I mentioned earlier is 2,5% on the wafer selling price. If we go back in Artisan’s history three to four years that rate was standard for us of probably in the order of 1¼ %, it was roughly half of the rate that we use today for deals.

Stuart Adrian, Morgan Stanley

Just a question on retention of staff going forward once the deal closes. Do you have any plans for that specifically at this point?

Mark Templeton

We are working closely with ARM on retention. I think generally speaking our employees have very, very high regard for ARM and although I am sure we will have normal retention issues, I am very optimistic.

Robin Saxby

We are just going to take one more question from the floor and then I believe we have some other investors and analyst on the call by the way, so I would like to give them the opportunity to ask questions after this.

Brett Simpson, Arete Research

Just a couple of questions, first of all for Tim – goodwill amortisation, can you just give us an update on how that splits, the time period when you see that and what sort of charge for the year that we can expect for amortisation, and just a second question for Warren– have you spoken to any of your larger partners about this deal and if so what was their reaction?

Tim Score

On the first point as I think you would recall that relatively recently a couple of years ago US GAAP introduced a standard which ceased amortisation of goodwill on a regular year basis and now it’s based purely on impairment. On all these type of acquisitions, upon acquisition you have to have the purchase price allocation independently valued between the goodwill you acquire and other intangibles you acquire, and the other intangibles would actually be amortised over a period as a non-cash charge through the P&L – that exercise has not yet been done and when that exercise has been done we will notify the market of what those charges are going to be.

Warren East

On the subject of have we talked to the customers about this, we have an ongoing program of telling them about this acquisition happening in parallel with this discussion. We haven’t obviously for sensible reasons talked specifically about this acquisition with partners, but over the last 6-12 months we have been talking to partners about the fact that we are working with Artisan on specific libraries for our Tiger processor core. The partners that we have been engaged with on that are very positive about the working together to create a better product as a result of the library and the microprocessor core being designed in conjunction with each other.

Aside from that, then semiconductor companies buy from us because it makes sense for them economically. They don’t do it because they want to be nice to ARM. So I think the reality is that they buy IP from Artisan for similar reasons and what our challenge is to work with them to make sure that they can see the value economically of sourcing it from the combined entity.

Robin Saxby

This is an experiment now, I don’t know if this is going to work since we have not done one of these quite this way before. Are there any questions from any of the other people on the call? I hope somebody is controlling something to make that possible. So we will give it a try.

Operator

You have a question from Andrew Griffin from Merrill Lynch. Please go ahead.

Andrew Griffin, Merrill Lynch

I don’t have the slides here in front of me unfortunately, so apologies for that, but I just have a question for Mark really about how he is going to lever the Artisan model into Arm’s predominantly IDM customer base right now given that it seems to be more set up for a foundry/[Fabless type customer combination – and then back to Warren, I wonder whether he saw an equal revenue synergy coming from that side of the business from levering Artisan into Arm’s current customer base or is it more from levering the ARM product into Artisan’s customer base. Those are my two questions.

Mark Templeton

I will take the first. It’s absolutely the case that Artisan’s historic strength has been in what we call the fabless market and that is companies that are designing chips and then manufacturing them at the pure play foundries. ARM has without a doubt incredible strength with what we call the IDM’s or the vertical manufactures who both design and manufacture their own chips. So I think the value proposition that we offer to the Fabless companies is we give them a safe task to the foundries with a known product set, a known set of yield results, etc. I think what we hope to offer the IDM’s through the combination with ARM is a better result, I think we hope to be able to combine our IP and tailor our IP to the needs of the ARM processor products, and have the IDM’s once again, as Warren points out they won’t buy from us to be nice guys, they will buy from us because they get a better result that makes their products more competitive in the market so that they can make more money. I think we are very excited about that opportunity and we do believe that this is a way to lever into that market fairly strongly.

Warren East

I would echo Mark’s comments about the Artisan technology into the ARM channels. We have had people at ARM working on this transaction for sometime and working with Artisan folks trying to understand the size of that opportunity. It is a multi year opportunity, but we certainly expect to bring some of the larger players over fairly soon.

In terms of ARM products into the Artisan channels then I think we are very excited about that because we proudly talk about 130 semi-conductor companies and we have half of our sales and marketing team working with OEM customers and design teams within the OEMs. That’s half of our approximately 70 strong sales team. So it’s not a very big number. Artisan talks about having licensed its technology or made its technology available to thousands of design teams from over 2,000 companies, and the idea of making ARM technology accessible to those people or just having access to that number of design teams is obviously very exiting for us.

Andrew Griffin, Merrill Lynch

Ok, that is clear. Thank you very much.

Robin Saxby

Any more questions from the people dialling in?

Operator

You have a question from Uli Pelzer from Lehman Brothers. Please go ahead.

Uli Pelzer, Lehman Brothers

Basically a follow up to the question that was just asked, just trying tounderstand – is there any overlap in the companies that are currently ARM customers and the companies that are currently Artisan customers, and if so how much overlap is there? Then as you role out

ARM products into the Artisan channels and vice versa, how would the licensing models work, would they continue to co-exist? Just looking to understand better who would be paying money exactly for what type of IP?

Warren East

I will pick up that just to start with at any rate. Yes, there is a very small overlap, but it is a very small overlap and to that end I would refer to companies that have a foundry business and companies that also license the ARM core. So people in our foundry program – we have nine players in the foundry program – clearly there is an overlap there, companies like TSMC and UMC are very important common customers. That stretches a little wider when you count companies like IBM have a foundry business and also a microelectronics business. I am actually struggling with remembering the second part of your question.

Uli Pelzer, Lehman Brothers

Co-existing licensing models.

Warren East

We think that at the time being that these license models will exist as they do today –examples would be design teams within large IDM’s that are ARM licensees today that have a direct commercial transaction via the ARM business model. Those designers also use Artisan libraries to build products within…and then they have those products manufactured by traditional foundries like the TSMC’s of this world, because the IDM’s do use those foundries to provide additional capacity. So I would anticipate those models co-existing as we go forward. Now whether we are able to create something more creative as a business model to try and get upside on that, I don’t know, that is something that we will be working on.

Uli Pelzer, Lehman Brothers

Just one final one maybe, do you envisage basically packaging Artisan IP with ARM IP, or will they continue to be more or less stand alone product offerings that can be combined at the customer’s discretion?

Warren East

I think both is the answer and I know it is not a very helpful answer, but it is true. As I said we have an active program with Artisan at the moment to develop at least one library specifically for the Tiger micro processor core and clearly we’ll be able to use that library with some other high performance microprocessor cores as well, and so there you will have something which is a bit different, but we absolutely expect to continue going as separate packages as well.

Uli Pelzer, Lehman Brothers

Thank you.

Robin Saxby

Any more questions from the dial in people.

Operator

You have a question from Uche Orji from JP Morgan.

Uche Orji

My question has been answered, thank you very much.

Robin Saxby

So you said you had your question answered already.

Operator

He has, Sir. You have a question from James Black from Numis

James Black, Numis

Good morning, I just wanted to ask how you guys got the price you are paying for Artisan. It look to me as if the price has actually come up from sort of several years back of about $9 the same time ARM price has been falling from that level. Can you just give an idea of why you have decided to pay these sort of prices?

Robin Saxby

I think the simple answer is negotiation my friend. Where the ARM share price today is and where the Artisan share price is a matter for the market. The reality is what is the business worth and the synergy is and as a board we believe we are paying the right price. What the share price is like in six months time is another interesting question.

Tim Score

I think the implied premium for this transaction is mid-late 40s is obviously in a range of premiums - you have premiums which are lower and you have premiums considerably higher than that. I don’t think we have seen too many transactions that has involved the combination of very profitable, very cash generative companies that has the potential and is well positioned in their own market spaces such as ARM and Artisan. We actually feel, the respective Boards, that this is struck at about the right level which should benefit both sets of shareholders.

James Black, Numis

Well we obviously have a look to see whether that is the case. It just seemed to me that ARM is a very visionary company and which might have seen which way the wind was going to blow a little earlier.

Tim Score

Hindsight is a marvellous thing. The reality is that you know Artisan’s position in it’s market has increased significantly, but it is still at a very early stage and we think we have combined these companies actually with both companies in a very early stage before realization of their potential.

James Black, Numis

Let’s hope you are right.

Speaker

A different perspective on price depends whether you are buying or selling.

Robin Saxby

Any more questions.

Operator

If you would like to ask a question please press *1 on your telephone key pad and wait for your name to be announced.

Robin Saxby

It sounds like I think we have come to a natural conclusion there is a conference call also scheduled for 13h30 so thank you every body, those who dialled in and thanks for getting here so quickly and I hope the rain stop. Mark, thanks for staying up most of last week and no doubt you will be staying up again ready for the conference call.

Mark Templeton

Absolutely, thank you.

Important Information for Investors and Stockholders

ARM and Artisan will file a proxy statement/prospectus with the SEC in connection with the proposed transaction. ARM and Artisan urge investors and security holders to read the proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC because they will contain important information. Investors and security holders will be able to obtain these documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, documents filed with the SEC by ARM are available free of charge by contacting ARM Holdings plc Investor Relations, 110 Fulbourn Road, Cambridge, UK, CB1 9NJ, +44 (0)1223 400400, and on ARM’s web site at www.arm.com; documents filed with the SEC by Artisan are available free of charge by contacting Artisan Components, Inc. Investor Relations, 141 Caspian Court, Sunnyvale, California, 94089, (408) 734-5600, on Artisan’s web site at www.artisan.com or on the SEC’s web site at www.sec.gov. Documents on Artisan’s web site are not a part of this communication.

ARM and ARM’s directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Artisan in connection with the transaction. A description of the interests of directors and executive officers of ARM is set forth in its Annual Report on Form 20-F for the year ended December 31, 2003, which was filed with the SEC. If and to the extent that any of ARM’s directors and executive officers will receive any additional benefits in connection with the transaction that are unknown as of the date of this filing, the details of those benefits will be described in the definitive proxy statement/prospectus. Investors and security holders can obtain additional information regarding the direct and indirect interests of ARM’s directors and executive officers in the transaction by reading the definitive proxy statement/prospectus when it becomes available.

Artisan and Artisan’s directors and executive officers may be deemed to be participants in the solicitation of proxies from its stockholders in connection with the transaction. A description of the interests of directors and executive officers of Artisan is set forth in the proxy statement for Artisan’s 2003 annual meeting of stockholders, which was filed with the SEC on January 27, 2004. Mr. Templeton is expected to enter into an employment agreement with ARM, effective upon the closing of the proposed acquisition, that will be described in the proxy statement/prospectus. Mr. Lanza, Artisan’s Chairman, may be deemed to be a participant in the solicitation of proxies of ARM’s shareholders in connection with the proposed acquisition. A description of the non-employee director appointment letter similar to that into which Mr. Lanza would enter in upon joining the ARM Board of Directors at the closing of the proposed acquisition is described in ARM’s Annual Report on Form 20-F. If and to the extent that any of Artisan’s directors and executive officers will receive any additional benefits in connection with the transaction that are unknown as of the date of this filing, the details of those benefits will be described in the definitive proxy statement/prospectus. Investors and security holders can obtain additional information regarding the direct and indirect interests of Artisan’s directors and executive officers in the transaction by reading the definitive proxy statement/prospectus when it becomes available.

Cautionary Statement Regarding Forward-Looking Statements

This document contains certain forward-looking statements about ARM and Artisan. When used in this document, the words “anticipates”, “may”, “can”, “believes”, “expects”, “projects”, “intends”, “likely”, similar expressions and any other statements that are not historical facts, in each case as they relate to ARM, Artisan, the management of either such company or the transaction are intended to identify those assertions as forward-looking statements. In making any such statements, the person making them believes that its expectations are based on reasonable assumptions. However, any such statement may be influenced by factors that could cause actual outcomes and results to be materially different from those projected or anticipated. These forward-looking statements are subject to numerous risks and uncertainties. There are various important factors that could cause actual results to differ materially from those in any such forward-looking statements, many of which are beyond the control of ARM and Artisan, including: the impact of general economic conditions in regions in which either such company currently does business, industry conditions, including competition, fluctuations in exchange rates and currency values, capital expenditure requirements, legislative or regulatory requirements, changes in the tax laws, interest rates and access to capital markets, the possibility that the transaction will not close, that the closing may be delayed or that the companies may be required to modify aspects of the transaction to achieve regulatory approval; the reaction of customers of ARM and Artisan to the transaction and economic and political conditions in the U.K., U.S. and elsewhere. The actual results or performance by ARM or Artisan could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on the results of operations or financial condition of ARM or Artisan. ARM and Artisan are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise. More information about potential factors that could affect ARM’s business and financial results is included in ARM’s Annual Report on Form 20-F for the fiscal year ended December 31, 2003 including (without limitation) under the captions, "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of

Operations," which are on file with the Securities and Exchange Commission (the "SEC") and available at the SEC's website at www.sec.gov. For more information and additional risk factors regarding Artisan, see the information under the captions "Factors Affecting Future Operating Results" contained in "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained in the Annual Report on Form 10-K for the fiscal year ended September 30, 2003, the Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2004 filed with the SEC.